# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: UPEXI, INC., CIK 0001775194
CUSIP: 39959A205
Title of class of securities: Common Stock, par value $0.001
Address of issuer's principal executive offices: 3030 Rocky Point Drive, Suite 420, Tampa, Florida (FL), 33607
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001104659-25-042826
Filed by CIK 0002066059

## Reporting persons
- GSR Growth Investments LP: type of reporting person: partnership (PN); citizenship or place of organization: United Kingdom (X0); sole voting power 0; shared voting power 4,006,210; sole dispositive power 0; shared dispositive power 4,006,210; aggregate amount beneficially owned 4,006,210 (7.22% of the class)
  Comment: The shares reported in rows 6 and 8 above represent (i) 2,306,059 shares of the Issuer's Common Stock, par value $0.001 (the "Common Stock") of Upexi, Inc. (the "Issuer") held by the Reporting Person; and (ii) 1,700,151 shares of the Issuer's Common Stock issuable upon exercise of pre-funded warrants held by GSR Growth Investments LP.
  
  The percentage in row 11 above is based on (i) 53,792,462 shares of Common Stock of the Issuer outstanding as of July 21, 2025, as reported in the Issuer's Prospectus filed with the SEC on July 21, 2025, plus (ii) 1,700,151 shares of the Issuer's Common Stock issuable upon exercise of pre-funded warrants held by the Reporting Person.
- GSR Growth Investments GP Ltd.: type of reporting person: partnership (PN); citizenship or place of organization: United Kingdom (X0); sole voting power 0; shared voting power 4,006,210; sole dispositive power 0; shared dispositive power 4,006,210; aggregate amount beneficially owned 4,006,210 (7.22% of the class)
  Comment: The shares reported in rows 6 and 8 above represent (i) 2,306,059 shares of the Issuer's Common Stock, par value $0.001 (the "Common Stock") of Upexi, Inc. (the "Issuer") held by the Reporting Person; and (ii) 1,700,151 shares of the Issuer's Common Stock issuable upon exercise of pre-funded warrants held by GSR Growth Investments LP.
  
  The percentage in row 11 above is based on (i) 53,792,462 shares of Common Stock of the Issuer outstanding as of July 21, 2025, as reported in the Issuer's Prospectus filed with the SEC on July 21, 2025 plus (ii) 1,700,151 shares of the Issuer's Common Stock issuable upon exercise of pre-funded warrants held by GSR Growth Investments LP.
- GSR Strategies LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 2,192,982; sole dispositive power 0; shared dispositive power 2,192,982; aggregate amount beneficially owned 2,192,982 (3.92% of the class)
  Comment: The shares reported in rows 6 and 8 above represent shares of Common Stock of the Issuer issuable upon exercise of warrants held by the Reporting Person.
  
  The percentage in row 11 above is based on (i) 53,792,462 shares of Common Stock of the Issuer outstanding as of July 21, 2025, as reported in the Issuer's Prospectus filed with the SEC on July 21, 2025, plus (ii) 2,192,982 shares of the Issuer's Common Stock issuable upon exercise of warrants held by the Reporting Person.
- GSR USA Intermediate LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 2,192,982; sole dispositive power 0; shared dispositive power 2,192,982; aggregate amount beneficially owned 2,192,982 (3.92% of the class)
  Comment: The shares reported in rows 6 and 8 above represent shares of Common Stock of the Issuer issuable upon exercise of warrants held by the Reporting Person. The Reporting Person is the member manager of GSR Strategies LLC.
  
  The percentage in row 11 above is based on (i) 53,792,462 shares of Common Stock of the Issuer outstanding as of July 21, 2025, as reported in the Issuer's Prospectus filed with the SEC on July 21, 2025 plus, (ii) 2,192,982 shares of the Issuer's Common Stock issuable upon exercise of warrants held by GSR Strategies LLC.
- CNC Inversiones Ltd.: type of reporting person: other (OO); citizenship or place of organization: United Kingdom (X0); sole voting power 0; shared voting power 4,385,965; sole dispositive power 0; shared dispositive power 4,385,965; aggregate amount beneficially owned 4,385,965 (7.54% of the class)
  Comment: The shares reported in rows 6 and 8 above represent shares of Common Stock of the Issuer issuable upon exercise of pre-funded warrants held by the Reporting Person.
  
  The percentage in row 11 above is based on (i) 53,792,462 shares of Common Stock of the Issuer outstanding as of July 21, 2025, as reported in the Issuer's Prospectus filed with the SEC on July 21, 2025, plus (ii) 4,385,965 shares of the Issuer's Common Stock issuable upon exercise of pre-funded warrants held by the Reporting Person.
- Carlos Cristian Gil: type of reporting person: individual (IN); citizenship or place of organization: Spain (U3); sole voting power 0; shared voting power 4,385,965; sole dispositive power 0; shared dispositive power 4,385,965; aggregate amount beneficially owned 4,385,965 (7.54% of the class)
  Comment: The shares reported in rows 6 and 8 above represent shares of the Issuer's Common Stock issuable upon exercise of pre-funded warrants held by CNC Inversiones Ltd. The Reporting Person is a Director of CNC Inversiones Ltd.
  
  The percentage in row 11 above is based on (i) 53,792,462 shares of Common Stock of the Issuer outstanding as of July 21, 2025, as reported in the Issuer's Prospectus filed with the SEC on July 21, 2025, plus (ii) 4,385,965 shares of the Issuer's Common Stock issuable upon exercise of pre-funded warrants held by CNC Inversiones Ltd.
- Nadia Gil: type of reporting person: individual (IN); citizenship or place of organization: Spain (U3); sole voting power 0; shared voting power 4,385,965; sole dispositive power 0; shared dispositive power 4,385,965; aggregate amount beneficially owned 4,385,965 (7.54% of the class)
  Comment: The shares reported in rows 6 and 8 above represent shares of the Issuer's Common Stock Issuer issuable upon exercise of pre-funded warrants held by CNC Inversiones Ltd. The Reporting Person is a Director of CNC Inversiones Ltd.
  
  The percentage in row 11 above is based on (i) 53,792,462 shares of Common Stock of the Issuer outstanding as of July 21, 2025, as reported in the Issuer's Prospectus filed with the SEC on July 21, 2025, plus (ii) 4,385,965 shares of the Issuer's Common Stock issuable upon exercise of pre-funded warrants held by CNC Inversiones Ltd.

## Item 1. Issuer
Name of issuer: UPEXI, INC.
Address of issuer's principal executive offices: 3030 Rocky Point Drive, Suite 420 Tampa, FL, 33607

## Item 2. Person Filing
Name of person filing: GSR Growth Investments LP
Address of principal business office or, if none, residence: c/o Zedra Booths Hall, Booths Park 3 Chelford Road, Knutsford, Cheshire, WA168GS, United Kingdom
Citizenship: United Kingdom

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
GSR Growth Investments LP: 4,006,210
GSR Growth Investments GP Ltd: 4,006,210
GSR Strategies LLC: 2,192,982
GSR USA Intermediate LLC: 2,192,982
CNC Inversiones Ltd: 4,385,965
Carlos Cristian Gil: 4,385,965
Nadia Gil: 4,385,965
Percent of class:
GSR Growth Investments LP: 7.22%
GSR Growth Investments GP Ltd: 7.22%
GSR Strategies LLC: 3.92%
GSR USA Intermediate LLC: 3.92%
CNC Inversiones Ltd: 7.54%
Carlos Cristian Gil: 7.54%
Nadia Gil: 7.54%
Sole power to vote or to direct the vote:
GSR Growth Investments LP: 0
GSR Growth Investments GP Ltd: 0
GSR Strategies LLC: 0
GSR USA Intermediate LLC: 0
CNC Inversiones Ltd: 0
Carlos Cristian Gil: 0
Nadia Gil: 0
Shared power to vote or to direct the vote:
GSR Growth Investments LP: 4,006,210
GSR Growth Investments GP Ltd: 4,006,210
GSR Strategies LLC: 2,192,982
GSR USA Intermediate LLC: 2,192,982
CNC Inversiones Ltd: 4,385,965
Carlos Cristian Gil: 4,385,965
Nadia Gil: 4,385,965
Sole power to dispose or to direct the disposition:
GSR Growth Investments LP: 0
GSR Growth Investments GP Ltd: 0
GSR Strategies LLC: 0
GSR USA Intermediate LLC: 0
CNC Inversiones Ltd: 0
Carlos Cristian Gil: 0
Nadia Gil: 0
Shared power to dispose or to direct the disposition:
GSR Growth Investments LP: 4,006,210
GSR Growth Investments GP Ltd: 4,006,210
GSR Strategies LLC: 2,192,982
GSR USA Intermediate LLC: 2,192,982
CNC Inversiones Ltd: 4,385,965
Carlos Cristian Gil: 4,385,965
Nadia Gil: 4,385,965

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit A - Joint Acquisition Statement Pursuant to Rule 13d-1(k)

## Signatures
- GSR Growth Investments LP: /s/ James Contos, James Contos, as Authorized Signer of GSR Growth Investments GP Ltd. (08/13/2025)
- GSR Growth Investments GP Ltd.: /s/ James Contos, James Contos, as Authorized Signer of GSR Growth Investments GP Ltd. (08/13/2025)
- GSR Strategies LLC: /s/ Joshua Riezman, Joshua Riezman, as Manager of GSR USA Intermediate LLC (08/13/2025)
- GSR USA Intermediate LLC: /s/ Joshua Riezman, Joshua Riezman, as Manager of GSR USA Intermediate LLC (08/13/2025)
- CNC Inversiones Ltd.: /s/ Carlos Cristian Gil, Carlos Cristian Gil, as Director (08/13/2025)
- Carlos Cristian Gil: /s/ Carlos Cristian Gil, Carlos Cristian Gil (08/13/2025)
- Nadia Gil: /s/ Nadia Gil, Nadia Gil (08/13/2025)